UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 26, 2010

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 2.02.   Results of Operations and Financial Condition.

On April 26, 2010, Caterpillar Inc. issued a press release reporting financial results for the fourth quarter ended March 31, 2010 (furnished hereunder as Exhibit 99.1).

Item 9.01.   Financial Statements and Exhibits.

    (d)   Exhibits:

        99.1   1st Quarter 2010 Results Press Release dated April 26, 2010

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

April 26, 2010	By:	/s/ James B. Buda
		James B. Buda
		Vice President, General Counsel and Secretary

Exhibit 99.1

Caterpillar Inc.
1Q 2010 Earnings Release

April 26, 2010

FOR IMMEDIATE RELEASE

Improving Economic Conditions and a Focus on Execution Drive First-Quarter Profit; Caterpillar Increases 2010 Outlook for Sales and Revenues and Profit

Order rates and production have increased and, as a result, sales and revenues are expected to improve as the year unfolds.

PEORIA, Ill.— Caterpillar Inc. (NYSE: CAT) today reported a first-quarter profit of $0.36 per share, up $0.55 per share from a loss of $0.19 per share in the first quarter of 2009. Excluding a tax charge of $90 million related to the recently signed U.S. health care legislation, profit in the first quarter of 2010 was $0.50 per share. The loss of $0.19 per share in the first quarter of 2009 included $558 million of employee *redundancy costs*. Excluding redundancy costs, profit in the first quarter of 2009 was $0.39 per share. First-quarter sales and revenues of $8.238 billion were down from $9.225 billion in the first quarter of 2009.

"Economic conditions are definitely improving, particularly in the world's developing economies. Industry activity and orders are significantly higher than last year and are at record levels in some areas. As a result, we are hard at work ramping up production to meet increasing demand from customers," said Chairman and Chief Executive Officer Jim Owens. "Despite the recession in 2009, we continued to invest in our facilities throughout the world, and those investments will position us for success as global growth continues. We are also seeing strong order activity related to mining and energy, and that should be very positive for our U.S. exports as the year unfolds," Owens added.

First-quarter profit was $233 million compared with a loss of $112 million in the first quarter of 2009. The improvement in profit was a result of lower *manufacturing costs*, the absence of redundancy costs and favorable *price realization*. The improvements were partially offset by the impact of lower *sales volume* and higher taxes, including the $90 million charge related to the recently signed U.S. health care legislation.

"We are very encouraged by our performance in the first quarter. We focused on cost management and deployment of the *Caterpillar Production System*—factory efficiency improved, margins improved and our *Machinery* business returned to profitability," Owens said. "In addition, cash flow was positive, and we strengthened our balance sheet with continued improvement in our *debt-to-capital ratio*. As a result, we are well positioned to invest for growth where needed," Owens added.

Outlook

Caterpillar is increasing its outlook for 2010 by raising the sales and revenues range and profit expectations. For sales and revenues, the revised range is $38 to $42 billion. The revised 2010 profit outlook is a range of $2.50 to $3.25 per share.

"The main driver behind our improved outlook is robust growth in Asia/Pacific and *Latin America* and continued improvement in mining and energy globally," Owens said.

"We are increasing production schedules and expect sales to improve as we move through 2010. We remain highly focused on execution—the deployment of the Caterpillar Production System using *6 Sigma*, tight cost management, efficiently ramping up production and preparing for Environmental Protection Agency (EPA) Tier 4 emission requirements. We expect to continue to add employees around the world to support growth and in the United States to support growing exports. We are confident in the ability of the entire Caterpillar team—our suppliers, employees and dealers—to work together to meet growing customer demand," Owens said.

Notes:
- Glossary of terms is included on pages 21- 22; first occurrence of terms shown in bold italics.
- Information on non-GAAP financial measures, including the treatment of the U.S. health care legislation tax charge and redundancy costs, is included on page 23.

For more than 85 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2009 sales and revenues of $32.396 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at: http://www.cat.com.

Caterpillar contact: Jim Dugan, Corporate Public Affairs, (309) 494-4100 (Office) or (309) 360-7311 (Mobile)

FORWARD-LOOKING STATEMENTS

Certain statements in this release relate to future events and expectations and, as such, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and Caterpillar does not undertake to update its forward-looking statements.

It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors, including, but not limited to: (i) economic volatility in the global economy generally and in capital and credit markets; (ii) Caterpillar's ability to generate cash from operations, secure external funding for operations and manage liquidity needs; (iii) adverse changes in the economic conditions of the industries or markets Caterpillar serves; (iv) government regulations or policies, including those affecting interest rates, liquidity, access to capital and government spending on infrastructure development; (v) commodity price increases and/or limited availability of raw materials and component products, including steel; (vi) compliance costs associated with environmental laws and regulations; (vii) Caterpillar's and Cat Financial's ability to maintain their respective credit ratings, material increases in either company's cost of borrowing or an inability of either company to access capital markets; (viii) financial condition and credit worthiness of Cat Financial's customers; (ix) material adverse changes in our customers' access to liquidity and capital; (x) market acceptance of Caterpillar's products and services; (xi) effects of changes in the competitive environment, which may include decreased market share, lack of acceptance of price increases, and/or negative changes to our geographic and product mix of sales; (xii) Caterpillar's ability to successfully implement Caterpillar Production System or other productivity initiatives; (xiii) international trade and investment policies, such as import quotas, capital controls or tariffs; (xiv) failure of Caterpillar or Cat Financial to comply with financial covenants in their respective credit facilities; (xv) adverse changes in sourcing practices for our dealers or original equipment manufacturers; (xvi) additional tax expense or exposure; (xvii) political and economic risks associated with our global operations, including changes in laws, regulations or government policies, currency restrictions, restrictions on repatriation of earnings, burdensome tariffs or quotas, national and international conflict, including terrorist acts and political and economic instability or civil unrest in the countries in which Caterpillar operates; (xviii) currency fluctuations, particularly increases and decreases in the U.S. dollar against other currencies; (xix) increased payment obligations under our pension plans; (xx) inability to successfully integrate and realize expected benefits from acquisitions; (xxi) significant legal proceedings, claims, lawsuits or investigations; (xxii) potential imposition of significant costs due to the enactment of health care reform legislation; (xxiii) changes in accounting standards or adoption of new accounting standards; (xxiv) adverse effects of natural disasters; and (xxv) other factors described in more detail in "Item 1A – Risk Factors" in Part I of our Form 10-K filed with the SEC on February 19, 2010 for the year ended December 31, 2009. This filing is available on our website at www.cat.com/sec_filings.

Key Points

First Quarter 2010
(Dollars in millions except per share data)

	First Quarter 2010	First Quarter 2009	$ Change	% Change
Machinery and Engines Sales....................	$ 7,551	$ 8,510	$ (959)	(11)%
Financial Products Revenues	687	715	(28)	(4)%
Total Sales and Revenues	$ 8,238	$ 9,225	$ (987)	(11)%
Profit (loss)	$ 233	$ (112)	$ 345	—
Profit (loss) per common share - diluted ...	$ 0.36	$ (0.19)	$ 0.55	—
Profit per share excluding U.S. health care legislation tax charge	$ 0.50			
Profit per share excluding redundancy costs..		$ 0.39		

- First-quarter sales and revenues of $8.238 billion were 11 percent lower than the first quarter of 2009.

- Machinery sales decreased 1 percent, *Engines* sales were down 28 percent, and *Financial Products* revenues declined 4 percent from a year ago.

- Manufacturing costs were $566 million favorable compared with the first quarter of 2009. Labor and overhead, warranty and material costs all improved.

- First-quarter profit includes a $90 million tax charge, or $0.14 per share, related to the recently enacted U.S. health care legislation.

- Redundancy costs were $558 million before tax or $0.58 per share in the first quarter of 2009.

- *Machinery and Engines* operating cash flow was positive $921 million in the first quarter of 2010 compared with negative $320 million in the first quarter of 2009.

- Machinery and Engines debt-to-capital ratio was 45.2 percent at the end of the first quarter of 2010, compared to 59.7 percent at the end of the first quarter of 2009, and 47.2 percent at year-end 2009.

2010 Outlook

- Caterpillar is raising both its sales and revenues and profit outlooks.

- 2010 sales and revenues are now expected to be in the range of $38 to $42 billion. The previous range was an increase of 10 to 25 percent from 2009 ($35.6 to $40.5 billion).

- The revised 2010 profit outlook is a range of $2.50 to $3.25 per share, up from $2.50 per share (at the midpoint of the previous sales and revenues range).

- The main driver behind our improved outlook is robust growth in Asia/Pacific and Latin America and continued improvement in mining and energy globally.

DETAILED ANALYSIS

First Quarter 2010 vs. First Quarter 2009



The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between first quarter 2009 (at left) and first quarter 2010 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and Revenues

Sales and revenues for the first quarter of 2010 were $8.238 billion, down $987 million, or 11 percent, from the first quarter of 2009. Engines sales volume was down $978 million, and Machinery volume declined $295 million. Price realization improved $172 million, and *currency* had a positive impact on sales of $142 million, primarily due to a stronger euro and Brazilian real. In addition, Financial Products revenues decreased $28 million.

Our *integrated service businesses* tend to be more stable through the business cycle than new machines and engines. First-quarter sales and revenues for these businesses were higher compared to the prior period. Integrated service businesses represented about 47 percent of total company sales and revenues in the first quarter of 2010, up from about 40 percent in the first quarter of 2009.

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
First Quarter 2010										
Machinery..................................	$ 5,262	(1) %	$ 1,890	(15) %	$ 741	7 %	$ 984	(22) %	$ 1,647	40 %
Engines [1].................................	2,289	(28) %	755	(28) %	196	(26) %	818	(34) %	520	(15) %
Financial Products [2]................	687	(4) %	402	(10) %	73	35 %	115	(4) %	97	1 %
	$ 8,238	(11) %	$ 3,047	(18) %	$ 1,010	0 %	$ 1,917	(27) %	$ 2,264	20 %
First Quarter 2009										
Machinery..................................	$ 5,342		$ 2,216		$ 690		$ 1,258		$ 1,178	
Engines [1].................................	3,168		1,053		266		1,235		614	
Financial Products [2]................	715		445		54		120		96	
	$ 9,225		$ 3,714		$ 1,010		$ 2,613		$ 1,888	

[1] Does not include internal engines transfers of $501 million and $436 million in first quarter 2010 and first quarter 2009, respectively. Internal engines transfers are valued at prices comparable to those for unrelated parties.

[2] Does not include internal revenues earned from Machinery and Engines of $59 million and $81 million in first quarter 2010 and first quarter 2009, respectively.

<u>Machinery Sales</u>

Sales were $5.262 billion, a decrease of $80 million, or 1 percent, from the first quarter of 2009.

-
- Sales volume declined $295 million.

- Price realization increased $115 million.

- Currency increased sales by $100 million.

- Geographic mix between regions (included in price realization) was $27 million unfavorable.

- The volume decline was the smallest since the worldwide recession started in the fourth quarter of 2008. Year-over-year volume comparisons have steadily improved since third quarter 2009.

- Dealer-reported inventories were about flat with year-end 2009. During the first quarter of 2009, dealers reduced inventories about $300 million. Inventories in months of supply ended the quarter lower than last year and were below the historical average.

- Most economies are in recovery, and activity in key industries generally showed improvement from a year earlier. However, the recovery in worldwide dealer-reported deliveries was not sufficiently advanced to show a gain against the year-earlier quarter.

- Sales volume increased in the developing regions as a result of gains in Asia/Pacific. Most developing economies recovered quickly as both governments and central banks addressed deteriorating economies with effective policy changes.

- Sales volume declined in the developed economies. Most of these economies were in recession by early 2008, and unprecedented economic policy changes have not yet led to rapid improvements in most key industries. As a result, deliveries to end users are recovering slowly.

North America – Sales decreased $326 million, or 15 percent.

- Sales volume decreased $361 million.

- Price realization increased $34 million.

- Currency increased sales by $1 million.

- Dealer inventories were about half of the year-earlier level. As a result, months of supply ended the quarter well below a year earlier and in line with the historical average.

- Dealers reduced reported inventories during the first quarter of 2010, compared with increases during the first quarter of 2009. These changes in dealer inventories contributed to lower sales volume.

- Dealers reported modest improvements in monthly delivery rates since September 2009; however, deliveries during the quarter were below year-earlier amounts. Some industries have shown improvement, especially in Canada, but long, severe declines in activity have left users cautious about increasing machine purchases.

- The U.S. housing industry showed scattered signs of improvement with starts up 17 percent from a postwar low in 2009 and new home sales increased 6 percent. The Canadian housing industry rebounded vigorously, with starts up 48 percent from the first quarter of 2009.

- U.S. nonresidential building contracting dropped 16 percent from a year earlier. Commercial and industrial contracting dropped 42 percent due to extended property price declines and low industrial capacity utilization.

- Highway contracting was up 36 percent. Positives were increased funding from the U.S. government's recovery program and the extension of existing highway legislation through the end of this year.

- Modest improvements in construction led to a 3-percent increase in U.S. nonmetals mining and quarry production. Canadian producers increased quarrying output 3 percent.

- Metals prices were substantially higher than last year, causing U.S. metals mines to begin reversing last year's production cuts. However, production during the quarter was still down 4 percent.

- Central Appalachian coal prices averaged almost $59 per ton during the quarter, a price high enough to encourage more production. However, U.S. coal production declined 6 percent due to problems in securing new mine permits. In contrast, Canadian coal production grew 22 percent in the early months of the quarter.

Latin America – Sales increased $51 million, or 7 percent.

- Sales volume decreased $26 million.

- Price realization increased $37 million.

- Currency increased sales by $40 million.

- Dealers reported additions to their inventories this year, in contrast to a significant decline in the first quarter of 2009. This change, taken to prepare for a better economic environment, contributed positively to volume.

- Dealer-reported inventories ended the quarter well below last year in both dollars and months of supply. Months of supply were well below the historical average.

- Despite improving economic conditions in the region, deliveries to end users declined compared to the first quarter of 2009. The decline was primarily in the mining industry as deliveries remained very strong during the first quarter of last year.

EAME – Sales decreased $274 million, or 22 percent.

- Sales volume declined $291 million.

- Price realization decreased $23 million.

- Currency increased sales by $40 million.

- Dealer-reported inventories remained about flat during both the first quarter of 2009 and the first quarter of 2010. However, dealer inventories in the first quarter of 2010 were about half the level of the first quarter of 2009. Months of supply remained slightly above the historical average.

- Dealers in both Europe and Africa/Middle East reported lower deliveries to end users. The European economy has had a weak economic recovery, and South Africa accounted for most of the decline in Africa/Middle East.

- The euro-zone, particularly Germany, accounted for most of the decline in European deliveries due to weakness in construction. Reported deliveries in the United Kingdom, where home prices increased, were almost even with last year.

- The decline in South Africa resulted from sharp declines in construction, with nonresidential permits down 55 percent in January of 2010. End-user demand in several oil producing countries improved in response to higher oil production, more drilling and an 80-percent increase in prices.

- End-user demand in the Commonwealth of Independent States (CIS), as reported by dealers, increased. Contributing factors were higher metals prices and a 6-percent increase in Russian mine production. Regional oil production expanded 4 percent, and Russia increased natural gas output by 18 percent.

Asia/Pacific – Sales increased $469 million, or 40 percent.

- Sales volume increased $356 million.

- Price realization increased $94 million.

- Currency increased sales by $19 million.

- Dealers reported higher inventories compared with year-end 2009. In the first quarter of 2009, dealers reduced inventories. These changes in dealer inventories contributed to higher sales volume. Inventories were well below a year ago in both dollars and months of supply. Months of supply were below the historical average.

- Asian economies, particularly China and India, were the quickest to recover from the worldwide recession. Better economic conditions enabled dealers to report higher deliveries to end users than the first quarter of 2009.

- China accounted for most of the increase in sales as reported deliveries reached a record high. The government's stimulus program and a 26-percent increase in lending led to a 33-percent increase in both residential and nonresidential construction.

- India's record-low interest rates contributed to industrial production rising nearly 16 percent, leading to a large increase in sales.

- Sales increased slightly in Australia. Residential construction improved, and higher metals and coal prices caused mines to increase output.

-

Engines Sales

Sales were $2.289 billion, a decrease of $879 million, or 28 percent, from the first quarter of 2009.

- Sales volume decreased $978 million.
- Price realization increased $57 million.
- Currency increased sales by $42 million.
- Geographic mix between regions (included in price realization) was $1 million favorable.
- Dealer-reported inventories were down, and months of supply were flat, as dealer deliveries declined.

North America – Sales decreased $298 million, or 28 percent.

- Sales volume decreased $313 million.
- Price realization increased $14 million.
- Currency increased sales by $1 million.
- Sales for petroleum applications decreased 54 percent primarily due to a decrease in sales of engines used for gas compression and drilling as well as lower turbine sales.
- Sales for both reciprocating engines and turbines for electric power applications decreased 40 percent due to weak economic conditions.
- Sales for industrial applications decreased 18 percent based on substantially lower demand in construction and agricultural applications.

Latin America – Sales decreased $70 million, or 26 percent.

- Sales volume decreased $76 million.
- Price realization increased $2 million.
- Currency increased sales by $4 million.
- Sales for petroleum applications decreased 48 percent due to lower turbine sales and a slowdown in demand for production power applications.
- Sales of electric power applications increased 9 percent due to modest industry demand improvement compared with a very weak first quarter in 2009.

EAME – Sales decreased $417 million, or 34 percent.

- Sales volume decreased $469 million.
- Price realization increased $21 million.
- Currency increased sales by $31 million.
- Sales for electric power applications decreased 37 percent due to weak economic conditions, dealer efforts to reduce inventory and lower turbine sales.
- Sales for petroleum applications decreased 43 percent primarily due to a slowdown in demand for engines used in production applications and land-based drilling as well as lower turbine sales.
- Sales for marine applications decreased 31 percent due to weak economic conditions.
- Sales for industrial applications decreased 15 percent due to lower demand in construction and agricultural applications.

(more)

Asia/Pacific – Sales decreased $94 million, or 15 percent.

- Sales volume decreased $119 million.

- Price realization increased $19 million.

- Currency increased sales by $6 million.

- Sales for petroleum applications decreased 20 percent primarily due to lower turbine sales.

- Sales for electric power applications decreased 25 percent primarily due to reduced demand throughout the region and fewer projects in India, Australia and New Zealand.

- Sales for marine applications decreased 16 percent due to weak industry demand, partially offset by strong sales for workboat and general cargo vessels.

- Sales for industrial applications increased 60 percent primarily due to increased demand from Original Equipment Manufacturers (OEMs).

Financial Products Revenues

Revenues were $687 million, a decrease of $28 million, or 4 percent, from the first quarter of 2009.

- Revenues decreased $53 million due to a decrease in average *earning assets*, partially offset by an increase of $16 million due to the favorable impact of higher interest rates on new and existing finance receivables.

- Other revenues at Cat Financial increased $6 million. The increase was due to the absence of a $22 million write-down on retained interests related to the securitized asset portfolio in the first quarter of 2009, partially offset by a $6 million unfavorable impact from returned and repossessed equipment and various other revenue items.



Consolidated Operating Profit Comparison
First Quarter 2010 vs. First Quarter 2009

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between first quarter 2009 (at left) and first quarter 2010 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other/M&E Redundancy includes the operating profit impact of *consolidating adjustments* and *Machinery and Engines other operating (income) expenses*, which include Machinery and Engines redundancy costs.

Operating Profit

Operating profit in the first quarter of 2010 was $508 million compared to an operating loss of $175 million in the first quarter of 2009. The improvement was primarily the result of lower manufacturing costs, absence of redundancy costs and better price realization. The improvements were partially offset by lower sales volume, which includes the impact of an unfavorable mix of products.

Manufacturing costs improved $566 million primarily due to lower labor and overhead, warranty and material costs.

Currency had a $38 million negative impact on operating profit as the negative impact on costs more than offset the benefit to sales.

Selling, general and administrative (SG&A) and research and development (R&D) expenses increased by $29 million primarily due to provisions related to incentive pay, partially offset by the impact of cost-cutting measures over the past year.

Redundancy costs were $558 million in the first quarter of 2009.

Operating Profit (Loss) by Principal Line of Business

(Millions of dollars)	First Quarter 2010	First Quarter 2009	$ Change	% Change
Machinery [1]	$ 194	$ (508)	$ 702	—
Engines [1]	264	297	(33)	(11)%
Financial Products	97	99	(2)	(2)%
Consolidating Adjustments	(47)	(63)	16	
Consolidated Operating Profit (Loss)	$ 508	$ (175)	$ 683	—

[1] Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

Operating Profit/Loss by Principal Line of Business

- **Machinery** operating profit was $194 million compared to an operating loss of $508 million in the first quarter of 2009. Positive factors included lower manufacturing costs, the absence of 2009 redundancy costs of $355 million and improved price realization. These improvements were partially offset by lower sales volume, including significantly unfavorable product mix.

- **Engines** operating profit of $264 million was down $33 million, or 11 percent, from the first quarter of 2009. Significantly lower sales volume was partially offset by the absence of 2009 redundancy costs of $193 million, lower manufacturing costs and improved price realization.

- **Financial Products** operating profit of $97 million was down $2 million from the first quarter of 2009. Negative factors included a $25 million unfavorable impact from lower average earning assets and a $10 million increase in the provision for credit losses at Cat Financial. Positive factors included the absence of a $22 million write-down on retained interests related to the securitized asset portfolio in the first quarter of 2009 and a $19 million favorable impact from increased net yield on average earning assets.

Other Profit/Loss Items

- **Interest expense excluding Financial Products** increased $1 million from the first quarter of 2009.

- **Other income/expense** was income of $63 million compared with income of $64 million in the first quarter of 2009.

- **The provision for income taxes** in the first quarter reflects an estimated annual effective tax rate of 30 percent, excluding the charge discussed below, compared to an actual tax rate of 37.5 percent for the first quarter of 2009. The 2010 estimated annual tax rate is expected to be less than the U.S. tax rate of 35 percent primarily due to profits in tax jurisdictions with rates lower than the U.S. rate. The 2010 estimated annual tax rate is based on current tax law and therefore does not include the U.S. research and development tax credit and other benefits that have not been extended past 2009.

   The provision for income taxes in the first quarter of 2010 also includes a charge of $90 million due to the enactment of U.S. health care legislation, which effectively makes government subsidies received for Medicare-equivalent prescription drug coverage taxable.

- **Equity in profit/loss of unconsolidated affiliated companies** was a loss of $2 million compared with profit of $1 million in the first quarter of 2009.

- **Profit/loss attributable to noncontrolling interests** negatively impacted profit by $22 million from the first quarter of 2009, primarily due to improved financial performance of *Caterpillar Japan Ltd. (Cat Japan).* We own two-thirds of Cat Japan which means one-third of its profits or losses are attributable to our partner, Mitsubishi Heavy Industries (MHI). As Cat Japan's losses were less in the first quarter of 2010 than in the first quarter of 2009, a lower amount of losses was attributed to MHI and added back to profit of consolidated companies in the first quarter of 2010 than the first quarter of 2009.

Employment

Caterpillar's worldwide employment was 95,290 at the end of the first quarter of 2010. Employment declined by approximately 7,800 from the first quarter of 2009 as we took steps to bring our workforce in line with demand. Since year-end 2009, worldwide employment has increased approximately 1,500, primarily due to increases in production volume. About 600 of the additional employees were in the United States and about 900 were outside the United States.

2010 Outlook

Economic Outlook

Worldwide economic conditions began to improve in mid-2009, and recent surveys and economic reports indicate the pace of recovery is accelerating. We expect that strong recovery in developing countries will lead to world economic growth of about 3.5 percent this year.

- Key credit spreads are near normal and in ranges consistent with past recoveries. Loan surveys indicate banks in the major developed economies have begun, or are close to, easing tight credit standards.

- Credit demand remains weak in developed economies because businesses have relied on cash flows to finance initial recoveries in investment or have not yet increased investments. Limited data suggest increased credit growth in developing economies; bank lending in Brazil and China has been increasing at double-digit percentage rates.

- A few countries tightened economic policies but others further lowered interest rates. Overall, economic policies remain some of the most accommodative in history and should support stronger future growth.

Commodities

- By the end of the first quarter, most metals prices were within 20 percent of their record highs. This recovery, occurring while industrial production in most countries was well below past peaks, indicates a need for the metals mining industry to increase production and capacity. We expect copper will average about $3.25 per pound this year.

- Most energy prices have recovered over the past year, and a stronger world economy should extend this recovery throughout 2010. We assume that West Texas intermediate crude oil will average almost $85 per barrel this year, and Central Appalachian coal prices will average more than $55 per ton. Both prices should encourage increased production.

Developing Economies

- Developing economies should grow more than 6 percent this year, benefiting from growth-oriented economic policies, a recovery in world trade and favorable commodity prices.

- Inflation in Asian developing economies appears high enough to concern central bankers in those countries. We expect many countries will tighten monetary policies this year but that interest rates will remain well below 2008 peaks. The Asia/Pacific regional economy should grow more than 7.5 percent this year.

- China's loan growth has been above 20 percent, and property price increases reached 2-year highs. We anticipate the central bank will slow loan growth into a more normal 15- to 20-percent range as it becomes more confident the worldwide economic recovery is well established. Gradual tightening should allow economic growth in China to average 10.5 percent this year, which would be the fastest growth since 2007.

- Major Latin American economies had 6-percent or higher growth rates in the fourth quarter of 2009, and early data suggest a strong start to 2010. While central banks likely will increase interest rates from record lows, the regional economy should grow at least 4 percent this year. Construction should increase even faster.

- The economies of Africa/Middle East and the CIS should each grow about 4 percent this year, benefiting from higher metals and energy prices. In addition, much lower interest rates than a year earlier in South Africa, Turkey and Russia should boost construction.

- We expect developing economies will be able to sustain rapid economic growth this year.

Developed Economies

- Recoveries in developed economies started slowly, but recent data suggest growth should improve throughout 2010. However, we expect developed economies in total to grow slightly less than 2.5 percent, not enough to recoup output lost in 2009.

- In the United States, recent data—manufacturing and nonmanufacturing surveys, retail sales and employment—suggest that U.S. economic activity is increasing. Our forecast is for 3.5 percent economic growth in the United States this year.

- U.S. housing construction got off to a disappointing start this year; however, the supply of new homes, either under construction or awaiting sale, continues to shrink. Housing affordability is near a record high, and an expected recovery in employment should revive depressed household formations. We project housing starts should average close to 800,000 units this year.

- U.S. nonresidential building construction should decline this year, but highway contracting is already rebounding and should be up in 2010. Most U.S. mining sectors are in recovery, and output should increase this year in response to favorable prices. However, difficulties in securing permits could hamper coal production.

- We expect the strengthening economy will prompt the U.S. Federal Reserve Bank to start withdrawing stimulus in the last half of the year. The Fed Funds rate is expected to end the year at 1 percent.

- The euro-zone economy grew at a slow 0.9 percent rate in the last half of 2009, but recent surveys suggest modest strengthening. Our forecast is that the economy will grow close to 1.5 percent this year, one of the weakest performances in the world.

- Even though inflation has been below target and unemployment is at a record high, we expect the European Central Bank will raise interest rates in the last half of 2010 in response to somewhat better economic growth. Its target rate is expected to increase by 75 basis points to 1.75 percent.

- The Bank of Japan increased liquidity in the banking system, and banks eased credit standards. Industrial production increased 31 percent over the past year, recouping more than half of the loss sustained in the worldwide economic recession. We assume interest rates will remain near zero this year, and the Japanese economy will grow more than 2 percent.

- Our major concern is that central banks in the developed economies will be premature in withdrawing stimulus, causing another downturn. However, with the year almost one-third finished and no significant actions yet taken, we view the risk of a downturn starting this year as low. In addition, high unemployment may limit central banks' decisions to tighten policies.

2010 Sales and Revenues Outlook

We are forecasting 2010 sales and revenues to be in a range of $38 to $42 billion. The previous range was an increase of 10 to 25 percent from 2009 ($35.6 to $40.5 billion). Improvement from the previous outlook is a result of improving expectations in Asia/Pacific and Latin America, for mining in most regions of the world and for turbines used in oil and gas and electric power applications.

Key elements of the outlook for 2010 include:

- At the midpoint of the revised 2010 sales and revenues range, we expect little change in dealer inventories. In 2009, dealers reduced inventories of new Caterpillar machines and engines by nearly $4 billion. The absence of this reduction will result in higher sales for Caterpillar in 2010.

- Robust economic improvement in the developing economies of Asia/Pacific and Latin America is improving construction spending and increasing end-user demand for Machinery.

- Growth in the world economy is driving improved demand for commodities. Higher demand coupled with favorable commodity prices should be positive for mining-related sales in 2010. Mining-related order activity has remained robust, and we expect to increase production and sales as the year progresses.

- We expect that price realization will be positive by about 1 percent in 2010.

- While Machinery sales are expected to increase in 2010, at the midpoint of the outlook range, Engines sales are expected to be about flat. Turbine sales in 2010 are expected to be near the record levels of 2009.

2010 Profit Outlook

Profit is expected to be in a range of $2.50 to $3.25 per share. The previous outlook expected profit of $2.50 per share at the midpoint of the prior sales and revenues range.

Key positive elements of the profit outlook for 2010 include:

- Higher sales volume.

- Absence of 2009 employee redundancy costs of $706 million, or about $0.75 per share.

- Material costs are expected to be favorable in 2010.

- Improved operating efficiency—resulting from higher production volume and continuing improvement from the Caterpillar Production System with 6 Sigma.

- We expect that price realization will be positive by about 1 percent in 2010.

- Financial Products' profit before tax is expected to be about flat compared with 2009, as the impact of improving economic conditions is expected to be about offset by the impact of lower earning assets.

The key positive elements of the 2010 profit outlook are expected to be partially offset by:

- Higher income taxes. We are forecasting income taxes to be an expense of about 30 percent of profit before tax plus the $90 million charge in the first quarter related to signing of the U.S. health care legislation.

- Product mix is expected to be unfavorable.

- R&D expense is expected to increase about 25 percent, primarily to support product development programs related to EPA Tier 4 emissions requirements.

- Higher costs related to incentive compensation due to improving financial performance.

- We are not forecasting last in, first out (LIFO) inventory decrement benefits for 2010. LIFO decrement benefits in 2009 were $300 million.

- We do not expect the favorable impact of currency that was in 2009's other income/expense to recur in 2010.

- Pension expense is expected to be higher in 2010.

- Depreciation expense is expected to increase. Machinery and Engines capital expenditures are expected to be about $1.8 billion in 2010, up from $1.3 billion in 2009.

- Diluted shares outstanding are expected to be higher than the 2009 full-year average. This is a result of stock contributed to the pension plan in the second quarter of 2009 as well as increased dilution related to the increase in the share price.

QUESTIONS AND ANSWERS

Q1:   **For 2010 you seem to be much more optimistic about Asia/Pacific and Latin America than you are about Europe, Japan and the United States. Are you beginning to see any encouraging signs in the United States?**

A: A recent positive sign for the U.S. economy was the Institute of Supply Management's (the Institute's) improving survey of nonmanufacturing industries. Survey results did not move strongly into the growth area until February 2010, and March 2010 results were the highest since May 2006. The Institute's manufacturing survey index had shown more strength, and that continued in March with the best result since July 2004. In addition, March retail sales were up 8.2 percent from a year earlier, almost matching the largest monthly gain in the last cyclical upturn. The Federal Reserve released its Beige Book survey on April 14, 2010, and our qualitative assessment of the results was the strongest since May 2005.

The weak labor market is probably the major reason many remain pessimistic about the U.S. economy. However, the household employment survey indicated the number of employed workers has increased each month this year. The unemployment rate has stayed at 9.7 percent since the number of workers seeking employment increased, which indicates some people are now more positive about the chance of finding a job. The percent of the working-age population with jobs also increased each month this year, so slack in the labor market is slowly beginning to decrease.

Q2: **What does your revised 2010 outlook assume for U.S. housing starts?**

A: Housing starts began the year slower than we anticipated. As a result, we are reducing our housing starts forecast from 1 million units to 800,000 units. Starts in the first quarter of 2010 averaged a 617,000 annual rate, which was below the permit rate of 648,000. That suggests some future improvement in starts. Starts are typically volatile, and we believe further recovery is likely. One reason is that the United States is entering its third year of the lowest starts in the postwar period. The number of homes under construction is the lowest since this data became available in 1970, and the number of unsold new single-family homes is the lowest since 1971. The supply of new housing units is quite low at a time when the affordability of homes is near a record high.

The severe economic downturn caused new household formations, the major source of housing demand, to decline. As employment improves, we expect household formations to increase, boosting the demand for new homes.

Q3: **Please provide an update on your mining business. Have sales and orders picked up, and how is mining shaping up for 2010?**

A: Order rates remain very strong. A significant percentage of our available production for 2010 for both large mining trucks and large track-type tractors are covered with firm orders. For certain large mining truck models, we are sold out for 2010 and are taking new orders for 2011 delivery. Base metal prices remain significantly above investment thresholds, and customers continue to express optimism surrounding future demand. A number of our customers are reporting acceleration of expansion plans and new mine development. We are currently accelerating our internal plans to expand large mining truck capacity.

Q4: **You've mentioned before that sales of aftermarket service parts can be a leading indicator of improving demand. What's the current trend?**

A: Sales of aftermarket service parts, which are reported in both the Machinery and Engines lines of business, bottomed in the second quarter of 2009. While all regions have improved, recovery has been the most robust in Asia/Pacific and Latin America.

Q5: **Inventory changes related to new machines and engines had a significant negative impact on your sales in 2009. What happened to dealer inventories in the first quarter of 2010, and what are your expectations for the full year of 2010?**

A: During the first quarter, dealers held new machine inventories about flat with year-end 2009 and reduced engine inventories about $200 million. During the first quarter of 2009, dealers reduced machine inventories about $300 million and increased engine inventories by about $200 million.

For the full year of 2010, we expect dealer inventories for machines and engines will be relatively flat with year-end 2009. However, in most regions of the world dealer inventories of new machines are at or below historic levels in terms of months of supply. The higher sales and revenues are in our outlook range, the more likely it is that dealers will add modestly to their inventories.

Q6: Can you comment on your expectations for turbine sales in 2010?

A: Based on order activity, 2010 sales expectations have improved, and we are forecasting sales to be near the peak levels of 2008 and 2009. Higher orders by Latin American customers are the major reason for the improvement in 2010 expectations. While sales for the year are expected to be near 2009 levels, the first quarter of 2010 was well below the first quarter of 2009. Production schedules are increasing, and turbine sales should increase throughout the year, particularly in the second half.

Q7: You listed unfavorable product mix as a negative factor in your profit outlook for 2010. Did that happen in the first quarter?

A: Yes, product mix had a negative impact on profit in the first quarter, and we expect the impact will increase as new machine sales improve over the remainder of 2010.

Q8: Given the extent of inventory declines in 2009 and your outlook for higher sales in 2010, how is the supply base responding? Do you expect problems in 2010 keeping up with demand?

A: In 2009, our suppliers did an exceptional job of ramping down production. Through what was the sharpest decline in decades, we didn't have any significant supplier-related disruptions to our business.

Suppliers, particularly those that support our machine component and assembly facilities, will likely see significant volume increases in 2010. In the fourth quarter of 2009, we began meeting with key suppliers to discuss expectations for 2010 and their ability to ramp up production. We continue to collaborate through regular follow-up sessions with suppliers that have expressed concerns about meeting the schedule increases. We are also meeting with key Tier 2 suppliers (a supplier to a supplier) to make sure that they are engaged with the ramp-up. In the first quarter of 2010, there was a significant increase in production material requirements that was met with no significant supplier disruptions. Overall, we remain confident in our supply base and its ability to support the growth we expect in 2010. However, the recent volcanic eruption in Iceland has impacted air freight to and from Europe and may cause some short-term disruption.

Q9: With improving volume and benefits from your continued deployment of the Caterpillar Production System (CPS), your manufacturing costs should improve. Is that happening?

A: Yes, costs related to labor and overhead and warranty were favorable in the first quarter of 2010 compared with the first quarter of 2009.

Q10: Can you discuss the tax expense in the first quarter related to signing of the U.S. health care bill?

A: Accounting rules require that the tax effects of changes in laws be reflected in the financial statements in the period in which the legislation is enacted (that is, the date signed into law). This is true regardless of the effective date of the change in law. Therefore, the impact of taxing Medicare Part D subsidies beginning in 2013 must be reflected as a noncash charge to earnings in the first quarter of 2010. Our retiree health care liabilities on our statement of financial position have been reduced due to expected Medicare Part D subsidies. The amount of the tax charge is the expected future income tax we will pay on these Medicare Part D subsidies. Beginning in 2013, the cash subsidies received will increase our taxable income.

On March 24, 2010, we disclosed an expected first-quarter tax charge of approximately $100 million due to the enactment of the Patient Protection and Affordable Care Act changing the tax treatment of the Medicare Part D subsidies beginning in 2011. The Health Care and Education Reconciliation Act of 2010 enacted on March 30, 2010, extended the effective date of this change to 2013, resulting in a reduction of our tax charge to $90 million.

Q11: As your outlook improves, will that result in higher expense related to incentive compensation?

A: Yes, short-term incentive compensation expense will increase as profit improves. In 2009, short-term incentive compensation plans that were tied to corporate results did not meet the earnings threshold, and no expense was incurred. The midpoint of the current profit outlook would result in about $350 million of short-term incentive compensation in 2010. About one-fourth of the full-year estimate was recorded in the first quarter.

Q12: Have you increased employment levels as a result of improving business conditions? Do you plan to increase employment in 2010?

A: Employment needs are linked to business conditions and production volume. We have raised production schedules in most facilities, and we expect to increase employment in 2010 as a result. However, significant use of rolling plant shutdowns in 2009 will offset some of the need for additional employees.

The strength of recovery will vary significantly among product type, industry served and geography. Currently, we are seeing faster recovery in Asia/Pacific and Latin America. So, prospects for employment increases in 2010 are best for facilities in those regions. In addition, we expect to add employees at several facilities in the United States where a substantial portion of the production is exported.

In the first quarter, we added about 1,500 employees—600 in the United States and 900 outside the United States.

Q13: Can you comment on your financial position at the end of the first quarter?

A: During the first quarter, Caterpillar continued to strengthen its balance sheet and maintain a strong liquidity position. The debt-to-capital ratio was 45.2 percent at the end of the first quarter of 2010, compared to 59.7 percent at the end of the first quarter of 2009 and 47.2 percent at year-end 2009. On a consolidated basis, we ended the quarter with $3.5 billion of cash, a decrease of $1.3 billion from year-end 2009.

Q14: Can you comment on Cat Financial's general liquidity and access to funding?

A: Cat Financial continued to experience favorable liquidity conditions in all key global funding markets during the first quarter of 2010. Commercial Paper (CP) market liquidity and pricing continued to be very favorable, with CP outstanding totaling $2.2 billion at quarter-end supported by a $5.5 billion revolving credit facility. During the first quarter of 2010, Cat Financial issued JPY 10 billion, EUR 50 million and $500 million in medium-term notes. Our first-quarter 2010 CP, term debt issuance and year-to-date portfolio cash receipts have provided sufficient liquidity for operations. Cat Financial held a cash balance at the end of the first quarter of 2010 totaling $1.8 billion.

Q15: Give us an update on the quality of Cat Financial's asset portfolio. How are past dues, credit losses and allowances?

A: During the first quarter, overall portfolio quality continued to reflect challenges associated with the global economic environment. At the end of the first quarter of 2010, past dues were 6.06 percent, which increased from 5.54 percent at the end of 2009. At the end of the first quarter of 2009, past dues were 5.44 percent. The increase in past dues from year end is primarily due to the seasonality impacts Cat Financial typically experiences when comparing year-end results to first-quarter results. We expect gradual improvement in past dues during the remainder of 2010 as the global economy continues to improve.

Bad debt write-offs, net of recoveries, were $46 million for the first quarter of 2010, down from $86 million in the fourth quarter of 2009 and $47 million in the first quarter of 2009. First-quarter 2010 annualized losses were 0.79 percent of the average retail portfolio compared to 0.74 percent for the first quarter of 2009. This result compares with the peak of 0.69 percent reached in the previous recession in 2001-2002 and reflects continued challenging economic conditions for our customers in certain regions, primarily in North America and to a lesser extent in Europe.

At the end of the first quarter of 2010, Cat Financial's allowance for credit losses was 1.74 percent of net finance receivables, increasing from 1.64 percent on December 31, 2009, and 1.50 percent at the end of the first quarter of 2009. As a result of new accounting guidance implemented during the first quarter, Cat Financial began consolidating securitized assets which had previously been off balance sheet. On January 1, 2010, the consolidation of these assets had the impact of increasing the allowance for credit losses by $18 million and the total allowance as a percent of net finance receivables by 6 basis points. At the end of the first quarter of 2010, the allowance for credit losses totaled $394 million compared with $377 million on December 31, 2009, and $382 million at the end of the first quarter of 2009. The increase of $12 million in allowance for credit losses year-over-year reflected a $54 million increase associated with the higher allowance rate, partially offset by a $42 million decrease due to a reduction in the overall net finance receivable portfolio.

GLOSSARY OF TERMS

1. **Caterpillar Japan Ltd. (Cat Japan)** – A Caterpillar subsidiary formerly known as Shin Caterpillar Mitsubishi Ltd. (SCM). SCM was a 50/50 joint venture between Caterpillar and Mitsubishi Heavy Industries Ltd. (MHI) until SCM redeemed one half of MHI's shares on August 1, 2008. Caterpillar now owns 67 percent of the renamed entity. We began consolidating Cat Japan in the fourth quarter of 2008.

2. **Caterpillar Production System** – The Caterpillar Production System is the common Order-to-Delivery process being implemented enterprise-wide to achieve our safety, quality, velocity, earnings and growth goals for 2010 and beyond.

3. **Consolidating Adjustments** – Eliminations of transactions between Machinery and Engines and Financial Products.

4. **Currency** – With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impact on sales and operating profit for the Machinery and Engines lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

5. **Debt-to-Capital Ratio** – A key measure of financial strength used by both management and our credit rating agencies. The metric is a ratio of Machinery and Engines debt (short-term borrowings plus long-term debt) and redeemable noncontrolling interest to the sum of Machinery and Engines debt, redeemable noncontrolling interest and stockholders' equity.

6. **EAME** – Geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

7. **Earning Assets** – Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

8. **Engines** – A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery; electric power generation systems; locomotives; marine, petroleum, construction, industrial, agricultural and other applications and related parts. Also includes remanufacturing of Caterpillar engines and a variety of Caterpillar machinery and engine components and remanufacturing services for other companies. Reciprocating engines meet power needs ranging from 10 to 21,800 horsepower (8 to more than 16 000 kilowatts). Turbines range from 1,600 to 30,000 horsepower (1 200 to 22 000 kilowatts).

9. **Financial Products** – A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance) and their respective subsidiaries. Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

10. **Integrated Service Businesses** – A service business or a business containing an important service component. These businesses include, but are not limited to, aftermarket parts, Cat Financial, Cat Insurance, Cat Logistics, Cat Reman, Progress Rail, OEM Solutions and Solar Turbine Customer Services.

(more)

11. **Latin America** – Geographic region including Central and South American countries and Mexico.

12. **Machinery** – A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, skid steer loaders, underground mining equipment, tunnel boring equipment and related parts. Also includes logistics services for other companies and the design, manufacture, remanufacture, maintenance and services of rail-related products.

13. **Machinery and Engines (M&E)** – Due to the highly integrated nature of operations, it represents the aggregate total of the Machinery and Engines lines of business and includes primarily our manufacturing, marketing and parts distribution operations.

14. **Machinery and Engines Other Operating (Income) Expenses** – Comprised primarily of gains/losses on disposal of long-lived assets, long-lived asset impairment charges and employee redundancy costs.

15. **Manufacturing Costs** – Manufacturing costs exclude the impacts of currency and represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs. Variable manufacturing costs are defined as having a direct relationship with the volume of production. This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines and supplies that are consumed in the manufacturing process. Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume.   Examples include machinery and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management.

16. **Price Realization** – The impact of net price changes excluding currency and new product introductions. Consolidated price realization includes the impact of changes in the relative weighting of sales between geographic regions.

17. **Redundancy Costs** – Costs related to employment reduction including employee severance charges, pension and other postretirement benefit plan curtailments and settlements and health care and supplemental unemployment benefits.

18. **Sales Volume** – With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for machinery and engines as well as the incremental revenue impact of new product introductions. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for machinery and engines combined with product mix—the net operating profit impact of changes in the relative weighting of machinery and engines sales with respect to total sales.

19. **6 Sigma** – On a technical level, 6 Sigma represents a measure of variation that achieves 3.4 defects per million opportunities.   At Caterpillar, 6 Sigma represents a much broader cultural philosophy to drive continuous improvement throughout the value chain. It is a fact-based, data-driven methodology that we are using to improve processes, enhance quality, cut costs, grow our business and deliver greater value to our customers through black belt-led project teams. At Caterpillar, 6 Sigma goes beyond mere process improvement—it has become the way we work as teams to process business information, solve problems and manage our business successfully.

(more)

NON-GAAP FINANCIAL MEASURES

The following definitions are provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP and therefore are unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or substitutes for the related GAAP measures.

Profit Per Share Excluding U.S. Health Care Legislation Tax Charge

During the first quarter of 2010, we recognized a $90 million after-tax charge due to the enactment of U.S. health care legislation effectively making government subsidies received for Medicare-equivalent prescription drug coverage taxable. We believe it is important to separately quantify the profit-per-share impact of this charge in order for our first-quarter 2010 results to be meaningful to our readers. Reconciliation of profit per share excluding the U.S. Health Care Legislation Tax Charge to the most directly comparable GAAP measure, profit per share, is as follows:

	First Quarter 2010
Profit per share..	$ 0.36
Per share impact of U.S. Health Care Legislation Tax Charge...	$ 0.14
Profit per share excluding U.S. Health Care Legislation Tax Charge	$ 0.50

Profit Per Share Excluding Redundancy Costs

During the first quarter of 2009, we incurred redundancy costs of $558 million before tax related to employment reductions in response to the global recession. Full-year 2009 redundancy costs were $706 million before tax. We believe it is important to separately quantify the profit-per-share impact of redundancy costs in order for our 2009 results to be meaningful to our readers. Reconciliation of profit per share excluding redundancy costs to the most directly comparable GAAP measure, profit per share, is as follows:

	First Quarter 2009	Full Year 2009
Profit per share...	$ (0.19)	$ 1.43
Per share redundancy costs	$ 0.58	$ 0.75
Profit per share excluding redundancy costs	$ 0.39	$ 2.18

Machinery and Engines

Caterpillar defines Machinery and Engines as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Engines information relates to the design, manufacture and marketing of our products. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 28-31 reconcile Machinery and Engines with Financial Products on the equity basis to Caterpillar Inc. Consolidated financial information.

Caterpillar's latest financial results and current outlook are also available via:

Telephone:
    (800) 228-7717 (Inside the United States and Canada)
    (858) 244-2080 (Outside the United States and Canada)

Internet:
    http://www.cat.com/investor
    http://www.cat.com/irwebcast (live broadcast/replays of quarterly conference call)

Caterpillar contact:
    Jim Dugan
    Corporate Public Affairs
    (309) 494-4100 (Office) or (309) 360-7311 (Mobile)
    mail to:Dugan_Jim@cat.com

Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

| | Three Months Ended March 31, | |
	2010	2009
Sales and revenues:		
Sales of Machinery and Engines	$ 7,551	$ 8,510
Revenues of Financial Products	687	715
Total sales and revenues	8,238	9,225
Operating costs:		
Cost of goods sold	5,894	7,027
Selling, general and administrative expenses	932	882
Research and development expenses	402	388
Interest expense of Financial Products	233	279
Other operating (income) expenses	269	824
Total operating costs	7,730	9,400
Operating profit (loss)	508	(175)
Interest expense excluding Financial Products	102	101
Other income (expense)	63	64
Consolidated profit (loss) before taxes	469	(212)
Provision (benefit) for income taxes	231	(80)
Profit (loss) of consolidated companies	238	(132)
Equity in profit (loss) of unconsolidated affiliated companies	(2)	1
Profit (loss) of consolidated and affiliated companies	236	(131)
Less: Profit (loss) attributable to noncontrolling interests	3	(19)
Profit (loss) [1]	$ 233	$ (112)
Profit (loss) per common share	$ 0.37	$ (0.19)
Profit (loss) per common share – diluted [2]	$ 0.36	$ (0.19)
Weighted average common shares outstanding (millions)		
- Basic	626.4	602.1
- Diluted [2]	643.5	602.1
Cash dividends declared per common share	$ —	$ —

[1] Profit (loss) attributable to common stockholders.
[2] Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

Caterpillar Inc.
Condensed Consolidated Statement of Financial Position
(Unaudited)
(Millions of dollars)

	March 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and short-term investments	$ 3,538	$ 4,867
Receivables - trade and other	6,068	5,611
Receivables - finance	8,123	8,301
Deferred and refundable income taxes	1,153	1,216
Prepaid expenses and other current assets	540	434
Inventories	6,990	6,360
Total current assets	26,412	26,789
Property, plant and equipment – net	12,057	12,386
Long-term receivables - trade and other	722	971
Long-term receivables - finance	12,157	12,279
Investments in unconsolidated affiliated companies	133	105
Noncurrent deferred and refundable income taxes	2,558	2,714
Intangible assets	488	465
Goodwill	2,284	2,269
Other assets	2,025	2,060
Total assets	$ 58,836	$ 60,038
Liabilities		
Current liabilities:		
Short-term borrowings:		
-- Machinery and Engines	$ 584	$ 433
-- Financial Products	2,996	3,650
Accounts payable	3,431	2,993
Accrued expenses	3,216	3,351
Accrued wages, salaries and employee benefits	900	797
Customer advances	1,367	1,217
Dividends payable	—	262
Other current liabilities	881	888
Long-term debt due within one year:		
-- Machinery and Engines	248	302
-- Financial Products	4,794	5,399
Total current liabilities	18,417	19,292
Long-term debt due after one year:		
-- Machinery and Engines	5,135	5,652
-- Financial Products	16,413	16,195
Liability for postemployment benefits	7,281	7,420
Other liabilities	2,116	2,179
Total liabilities	49,362	50,738
Redeemable noncontrolling interest	452	477
Stockholders' equity		
Common stock	3,482	3,439
Treasury stock	(10,595)	(10,646)
Profit employed in the business	19,941	19,711
Accumulated other comprehensive income (loss)	(3,886)	(3,764)
Noncontrolling interests	80	83
Total stockholders' equity	9,022	8,823
Total liabilities, redeemable noncontrolling interest and stockholders' equity	$ 58,836	$ 60,038

(more)

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Three Months Ended March 31,	
	2010	2009
Cash flow from operating activities:		
Profit (loss) of consolidated and affiliated companies	$ 236	$ (131)
Adjustments for non-cash items:		
Depreciation and amortization	554	534
Other	94	106
Changes in assets and liabilities:		
Receivables – trade and other	(373)	1,622
Inventories	(644)	764
Accounts payable	533	(1,406)
Accrued expenses	(65)	(321)
Customer advances	140	(179)
Other assets – net	109	48
Other liabilities – net	(33)	(142)
Net cash provided by (used for) operating activities	551	895
Cash flow from investing activities:		
Capital expenditures – excluding equipment leased to others	(204)	(224)
Expenditures for equipment leased to others	(169)	(221)
Proceeds from disposals of property, plant and equipment	353	208
Additions to finance receivables	(1,757)	(1,789)
Collections of finance receivables	1,956	2,450
Proceeds from sale of finance receivables	2	27
Investments and acquisitions (net of cash acquired)	(103)	—
Proceeds from sale of available-for-sale securities	45	87
Investments in available-for-sale securities	(46)	(58)
Other – net	33	23
Net cash provided by (used for) investing activities	110	503
Cash flow from financing activities:		
Dividends paid	(262)	(253)
Common stock issued, including treasury shares reissued	26	—
Excess tax benefit from stock-based compensation	13	—
Acquisitions of noncontrolling interests	(26)	—
Proceeds from debt issued (original maturities greater than three months)	1,318	4,818
Payments on debt (original maturities greater than three months)	(3,336)	(3,321)
Short-term borrowings – net (original maturities three months or less)	331	(1,779)
Net cash provided by (used for) financing activities	(1,936)	(535)
Effect of exchange rate changes on cash	(54)	(33)
Increase (decrease) in cash and short-term investments	(1,329)	830
Cash and short-term investments at beginning of period	4,867	2,736
Cash and short-term investments at end of period	$ 3,538	$ 3,566

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

(more)

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended March 31, 2010
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 7,551	$ 7,551	$ —	$ —
Revenues of Financial Products	687	—	746	(59) [2]
Total sales and revenues	8,238	7,551	746	(59)
Operating costs:				
Cost of goods sold	5,894	5,894	—	—
Selling, general and administrative expenses	932	798	144	(10) [3]
Research and development expenses	402	402	—	—
Interest expense of Financial Products	233	—	234	(1) [4]
Other operating (income) expenses	269	(1)	271	(1) [3]
Total operating costs	7,730	7,093	649	(12)
Operating profit	508	458	97	(47)
Interest expense excluding Financial Products	102	122	—	(20) [4]
Other income (expense)	63	23	13	27 [5]
Consolidated profit before taxes	469	359	110	—
Provision for income taxes	231	202	29	—
Profit of consolidated companies	238	157	81	—
Equity in profit (loss) of unconsolidated affiliated companies	(2)	(2)	—	—
Equity in profit of Financial Products' subsidiaries	—	79	—	(79) [6]
Profit of consolidated and affiliated companies	236	234	81	(79)
Less: Profit (loss) attributable to noncontrolling interests	3	1	2	—
Profit [7]	$ 233	$ 233	$ 79	$ (79)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Engines.
[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended March 31, 2009
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 8,510	$ 8,510	$ —	$ —
Revenues of Financial Products	715	—	796	(81) [2]
Total sales and revenues	9,225	8,510	796	(81)
Operating costs:				
Cost of goods sold	7,027	7,027	—	—
Selling, general and administrative expenses	882	760	125	(3) [3]
Research and development expenses	388	388	—	—
Interest expense of Financial Products	279	—	282	(3) [4]
Other operating (income) expenses	824	546	290	(12) [3]
Total operating costs	9,400	8,721	697	(18)
Operating profit (loss)	(175)	(211)	99	(63)
Interest expense excluding Financial Products	101	114	—	(13) [4]
Other income (expense)	64	34	(20)	50 [5]
Consolidated profit (loss) before taxes	(212)	(291)	79	—
Provision (benefit) for income taxes	(80)	(99)	19	—
Profit (loss) of consolidated companies	(132)	(192)	60	—
Equity in profit (loss) of unconsolidated affiliated companies	1	1	—	—
Equity in profit of Financial Products' subsidiaries	—	56	—	(56) [6]
Profit (loss) of consolidated and affiliated companies	(131)	(135)	60	(56)
Less: Profit (loss) attributable to noncontrolling interests	(19)	(23)	4	—
Profit (loss) [7]	$ (112)	$ (112)	$ 56	$ (56)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Engines.
[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit (loss) attributable to common stockholders.

(more)

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Three Months Ended March 31, 2010
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit of consolidated and affiliated companies	$ 236	$ 234	$ 81	$ (79) [2]
Adjustments for non-cash items:				
Depreciation and amortization	554	371	183	—
Other	94	117	(57)	34 [4]
Financial Products' dividend in excess of profit	—	521	—	(521) [3]
Changes in assets and liabilities:				
Receivables - trade and other	(373)	(430)	31	26 [4,5]
Inventories	(644)	(644)	—	—
Accounts payable	533	527	(9)	15 [4]
Accrued expenses	(65)	(16)	(63)	14 [4]
Customer advances	140	140	—	—
Other assets - net	109	70	(7)	46 [4]
Other liabilities - net	(33)	31	(3)	(61) [4]
Net cash provided by (used for) operating activities	551	921	156	(526)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(204)	(203)	(1)	—
Expenditures for equipment leased to others	(169)	—	(173)	4 [4]
Proceeds from disposals of property, plant and equipment	353	17	336	—
Additions to finance receivables	(1,757)	—	(4,816)	3,059 [5]
Collections of finance receivables	1,956	—	5,093	(3,137) [5]
Proceeds from sale of finance receivables	2	—	2	—
Net intercompany borrowings	—	(574)	(6)	580 [6]
Investments and acquisitions (net of cash acquired)	(103)	(103)	—	—
Proceeds from sale of available-for-sale securities	45	1	44	—
Investments in available-for-sale securities	(46)	—	(46)	—
Other - net	33	22	11	—
Net cash provided by (used for) investing activities	110	(840)	444	506
Cash flow from financing activities:				
Dividends paid	(262)	(262)	(600)	600 [7]
Common stock issued, including treasury shares reissued	26	26	—	—
Excess tax benefit from stock-based compensation	13	13	—	—
Acquisitions of noncontrolling interests	(26)	(26)	—	—
Net intercompany borrowings	—	6	574	(580) [6]
Proceeds from debt issued (original maturities greater than three months)	1,318	54	1,264	—
Payments on debt (original maturities greater than three months)	(3,336)	(607)	(2,729)	—
Short-term borrowings - net (original maturities three months or less)	331	164	167	—
Net cash provided by (used for) financing activities	(1,936)	(632)	(1,324)	20
Effect of exchange rate changes on cash	(54)	(5)	(49)	—
Increase (decrease) in cash and short-term investments	(1,329)	(556)	(773)	—
Cash and short-term investments at beginning of period	4,867	2,239	2,628	—
Cash and short-term investments at end of period	$ 3,538	$ 1,683	$ 1,855	$ —

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' profit after tax due to equity method of accounting.
[3] Elimination of Financial Products' dividend to Machinery and Engines in excess of Financial Products' profit.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Elimination of net proceeds and payments to/from Machinery and Engines and Financial Products.
[7] Elimination of dividend from Financial Products to Machinery and Engines.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Three Months Ended March 31, 2009
(Unaudited)
(Millions of dollars)

	Consolidated	Machinery and Engines [1]	Financial Products	Consolidating Adjustments
		Supplemental Consolidating Data		
Cash flow from operating activities:				
Profit (loss) of consolidated and affiliated companies	$ (131)	$ (135)	$ 60	$ (56) [2]
Adjustments for non-cash items:				
Depreciation and amortization	534	354	180	—
Undistributed profit of Financial Products	—	(56)	—	56 [3]
Other	106	193	(92)	5 [4]
Changes in assets and liabilities:				
Receivables - trade and other	1,622	718	104	800 [4,5]
Inventories	764	764	—	—
Accounts payable	(1,406)	(1,381)	(38)	13 [4]
Accrued expenses	(321)	(322)	—	1 [4]
Customer advances	(179)	(179)	—	—
Other assets - net	48	(143)	170	21 [4]
Other liabilities - net	(142)	(133)	8	(17) [4]
Net cash provided by (used for) operating activities	895	(320)	392	823
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(224)	(224)	—	—
Expenditures for equipment leased to others	(221)	—	(222)	1 [4]
Proceeds from disposals of property, plant and equipment	208	24	184	—
Additions to finance receivables	(1,789)	—	(5,795)	4,006 [5]
Collections of finance receivables	2,450	—	6,887	(4,437) [5]
Proceeds from sale of finance receivables	27	—	420	(393) [5]
Net intercompany borrowings	—	401	(1,465)	1,064 [6]
Proceeds from sale of available-for-sale securities	87	2	85	—
Investments in available-for-sale securities	(58)	(2)	(56)	—
Other - net	23	15	(12)	20 [7]
Net cash provided by (used for) investing activities	503	216	26	261
Cash flow from financing activities:				
Dividends paid	(253)	(253)	—	—
Common stock issued, including treasury shares reissued	—	—	20	(20) [7]
Net intercompany borrowings	—	1,465	(401)	(1,064) [6]
Proceeds from debt issued (original maturities greater than three months)	4,818	121	4,697	—
Payments on debt (original maturities greater than three months)	(3,321)	(205)	(3,116)	—
Short-term borrowings - net (original maturities three months or less)	(1,779)	(393)	(1,386)	—
Net cash provided by (used for) financing activities	(535)	735	(186)	(1,084)
Effect of exchange rate changes on cash	(33)	(30)	(3)	—
Increase (decrease) in cash and short-term investments	830	601	229	—
Cash and short-term investments at beginning of period	2,736	1,517	1,219	—
Cash and short-term investments at end of period	$ 3,566	$ 2,118	$ 1,448	$ —

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' profit after tax due to equity method of accounting.
[3] Elimination of non-cash adjustment for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Elimination of net proceeds and payments to/from Machinery and Engines and Financial Products.
[7] Elimination of change in investment and common stock related to Financial Products.

#